UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-23605

(Exact name of registrant as specified in its charter)

114 West College Street
Murfreesboro, Tennessee 37130
(615) 893-1234
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

________________

*Effective as of March 15, 2006, Cavalry Bancorp, Inc., a Tennessee corporation (the “Registrant”), merged with and into Pinnacle Financial Partners, Inc., a Tennessee corporation (“Pinnacle”), with Pinnacle surviving (the “Merger”). In connection with the Merger, each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger was exchanged for 0.95 shares of Pinnacle common stock, and Pinnacle assumed all of the Registrant’s stock options outstanding at the effective date of the Merger, based on a 0.95 exchange ratio. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cavalry Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 15, 2006	by:	CAVALRY BANCORP, INC.

Name:
Ed C. Loughry, Jr.

	Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.